Putnam                                                          811-7237
Emerging
Markets
Fund

SEMIANNUAL REPORT ON PERFORMANCE AND OUTLOOK

2-28-02

[SCALE LOGO OMITTED]

FROM THE TRUSTEES

[GRAPHIC OMITTED: PHOTO OF JOHN A. HILL AND GEORGE PUTNAM III]

Dear Fellow Shareholders:

In challenging times such as these, it is a pleasure to inform you that over the first half of fiscal 2002, Putnam Emerging Markets Fund posted a healthy gain. Since the stocks in which this fund invests usually lead their markets, we are optimistic that their current strength is a precursor to more positive times for the world's stock markets.

While emerging markets often present unusual opportunities, the uncertainties inherent in such environments can generate more volatility than some investors find comfortable. For this and other reasons discussed during lengthy sessions between your fund's Board of Trustees and Putnam Investment Management, your Board has agreed in principle to a proposed merger of your fund into a more diversified international fund. Please review the details on page 6 for more information.

We hope you'll read the management team's discussion, as it will provide you with a good understanding of what has been driving your fund's performance. As you do, you may notice that the team is listed, rather than individual managers. This more accurately reflects the manner in which your fund is managed, as well as Putnam's belief that mutual funds are more effectively overseen by teams.

We know that Putnam Investments values its relationship with you and its other shareholders, and appreciates your loyalty through the restructuring of its staff and products to pursue superior investment performance in the future.

Respectfully yours,

/S/ JOHN A. HILL                   /S/ GEORGE PUTNAM, III

John A. Hill                       George Putnam, III
Chairman of the Trustees           President of the Funds
April 17, 2002

REPORT FROM FUND MANAGEMENT

This fund is managed by the Putnam International Core Team

Emerging markets offered a refuge for U.S. investors during the recent historic market turmoil and global political events. All world markets plunged in September, both before and after the tragic terrorist attacks in the United States, but have subsequently rallied. Emerging-market stocks, however, excelled in the upswing. Putnam Emerging Markets Fund performed in line with emerging markets in general, posting a solid gain at net asset value and exceeding the return of its benchmark, the MSCI Emerging Markets Free Index. The fund's results were also in line with those of its Lipper category during this period. Performance details can be found on page 8 of this report.

Total return for 6 months ended 2/28/02

      Class A          Class B         Class C          Class M
    NAV     POP       NAV   CDSC      NAV   CDSC      NAV     POP
-----------------------------------------------------------------------
   12.80%    6.36%   12.39%  7.39%   12.46% 11.47%   12.59%   8.64%
-----------------------------------------------------------------------

Past performance does not indicate future results. Performance information for longer periods and explanation of performance calculation methods begin on page 8.

* EMERGING MARKETS DEMONSTRATED TRADITIONAL TRENDS, NEW RESILIENCE

At first glance, it might seem surprising for emerging markets, traditionally considered volatile, to have performed so well during a period of high risk and widespread uncertainty. But volatility applies to upswings as well as downturns. Emerging markets, quick to reflect negative trends in the global economy, are just as quick to respond to more positive news. In 2001, stocks in emerging markets fell to deeply depressed levels before September 11 as the global economy slowed. Stocks fell further after September 11, but this marked the capitulation seen in a typical cycle and became the point from which expectations improved and most stocks rallied. Emerging markets led in this phase as well.

[GRAPHIC OMITTED: horizontal bar chart TOP INDUSTRY SECTORS]

TOP INDUSTRY SECTORS*

Electronics               15.9%

Telecommunications        12.8%

Banking                   11.8%

Metals                     8.3%

Oil and gas                7.3%

Footnote reads:
*Based on net assets as of 2/28/02. Holdings will vary over time.


After September, emerging markets were helped by a return to confidence and by the significant policy response from the world's central banks. The U.S. Federal Reserve Board reduced interest rates to their lowest levels in 40 years, the European Central Bank trimmed rates by one percentage point, and many others followed suit. This provided a powerful stimulus and eased credit around the world.

Fund Profile

Putnam Emerging Markets Fund seeks long-term capital appreciation mainly from stocks of companies operating in developing economies. The fund managers look for attractively priced stocks of growing companies that are well managed and seeking to be globally competitive. The fund is appropriate for investors seeking long-term growth of capital who are willing to accept the risks of investing in companies based in emerging markets.


Emerging markets entered this period in relatively better condition than during previous periods of global turmoil. Asian markets, for example, had great difficulties in 1997 and 1998, but this helped to reduce economic imbalances, such as high current account deficits. Mexico's economy is now more integrated with that of the United States than it was during the peso crisis of 1995. Argentina's default and devaluation had been expected for such a long time that steps were taken throughout South America to contain it. Even Brazil, Argentina's neighbor and primary trading partner, was insulated from the effects. Recently, the greatest concern for emerging markets has been their dependency on exports to the United States, but given the resilience shown by the U.S. economy, this offers advantages as well as risks.

* TEAM EMPHASIZED COUNTRY DECISIONS OVER SECTOR PLAYS

Before the beginning of the current fiscal year, we anticipated that the global economy would contract. Consequently, we positioned the fund with broad sector diversification. The portfolio had substantial weightings in relatively defensive industries, such as telecommunications, financials, and pharmaceuticals. At the same time, the fund also held a number of technology stocks that had been beaten down pretty severely early in 2001 and, we believed, offered compelling valuations.

"U.S. stocks enjoyed a premium to the rest of the world during the bull market of the 1990s, but they may finally be losing some of their luster in favor of better values in eurozone and emerging market stocks."

-- Financial Times, January 22, 2002


We were less neutral in our view of country risks -- we considered several markets to be more attractive than others. The market we favored most was South Korea -- it was our largest overweighting decision and the largest market weighting in the portfolio. This worked out well, since South Korea had exceptional performance during the past six months. The MSCI South Korea Index gained more than 50% in U.S.-dollar terms. One of the fund's best-performing holdings was Samsung Electronics, a conglomerate that is also among the world's leading producers of semiconductors. We considered it undervalued relative to global competitors in the industry. The outlook for semiconductor sales improved significantly during the period. Although this holding, as well as others mentioned in this report, were viewed favorably by fund management at the end of the reporting period, all are subject to review in accordance with the fund's strategy.

Most of the fund's other country exposures were more moderate and the impact was mixed. We favored Mexico because of its close ties to the United States through NAFTA and because, like South Korea, it is increasingly stable politically and financially. Mexican equities advanced during the period, but slightly underperformed the MSCI Emerging Markets Free Index. Elsewhere in Latin America, we had no exposure to Argentina's long-anticipated default and devaluation during December and January. We maintained a moderate weighting in South Africa, which lost ground because of a flight from its currency, the rand. This was sparked in part by political instability in its neighbor, Zimbabwe. In the middle of a severe economic crisis, Zimbabwe's president Robert Mugabe, is clinging to power and a growing number of refugees are fleeing to South Africa.

* STOCK SELECTIONS REFLECTED CONSIDERATION OF CURRENCIES, COMMODITY PRICES

Your fund enjoyed strong performance from a variety of holdings. Although they represent different industries and markets, they all offer the combination of growth potential and undervaluation that we seek when choosing stocks. YUKOS Oil Company of Russia performed very well in spite of relatively low prices for crude oil during the past six months. YUKOS has grown to become Russia's second-largest oil company and it is expanding production while maintaining a low cost structure. YUKOS is also leading the way in developing corporate governance practices in Russia, particularly with regard to the interests of minority shareholders.

Within our overweight position in South Korea, we owned several stocks with strong returns. Humax Company makes reception equipment for satellite television broadcasts and has been achieving brisk sales in Europe. Hyundai Mobis manufactures replacement automotive parts, and has been flourishing because of the growth of car ownership in South Korea. Shinsegae is an established operator of department stores in South Korea that is achieving new growth through its E-Marts, which follow the successful retailing business model that Wal-Mart developed in the United States. However, not all of the South Korean holdings fared well. Korea Electric Power Corp. (Kepco) struggled because the Korean currency, the won, weakened versus the U.S. dollar. Kepco purchases oil priced in dollars; therefore, it has a large amount of dollar-denominated debt.

While the dollar's strength hurt Kepco, two stocks we added during the period, Gold Fields and Harmony, benefited from it. These South African gold-mining companies benefited as the South African rand weakened and gold priced in dollars became more valuable. Harmony is also attractive to us on a fundamental basis, because it has been successful in reducing its operating costs.


[GRAPHIC OMITTED: TOP 10 HOLDINGS]

TOP 10 HOLDINGS

Samsung Electronics Company, Ltd.
South Korea
Electronics

Telefonos de Mexico SA de CV
(Telmex) ADR Class L
Mexico
Telecommunications

Anglo American PLC
United Kingdom
Metals

Taiwan Semiconductor
Manufacturing Company, Ltd.
Taiwan
Electronics

Petroleo Brasileiro SA ADR
Brazil
Oil and gas

China Mobile, Ltd.
Hong Kong
Telecommunications

YUKOS
Russia
Oil and gas

United Microelectronics Corp.
Taiwan
Electronics

Kookmin Bank
South Korea
Banking

Surgutneftegaz ADR
Russia
Oil and gas

Footnote reads:
These holdings represent 25.7% of the fund's net assets as of 2/28/02. Portfolio holdings will vary over time.


Several holdings had disappointing results during the period but remain attractive to us. These include Teva Pharmaceuticals and Check Point Software, which are international businesses headquartered in Israel, and Reliance Industries of Poland. Teva is a solid company but it has had relatively few new product announcements lately, and there have been concerns regarding its product that treats multiple sclerosis. Check Point develops software for security-related purposes, but recent sales growth has been sluggish. In our monitoring of the stocks during the worsening conflict in Israel, we observe that business operations influence their performance far more than political events. Lastly, Reliance is a prospering chemical company that is making an investment in a telecommunications venture, and this capital expenditure is temporarily weighing on its balance sheet. We think Reliance's venture will pay off in the long run.

* EMERGING MARKETS OPPORTUNITIES, RISKS PUT IN PERSPECTIVE

Your fund is beginning the second half of fiscal 2002 positioned for the early stage of a global expansion, but we remain alert to the possibility of an uneven upswing. We are emphasizing broad sector diversification but continue to favor countries like South Korea and Mexico. Generally speaking, equity valuations in emerging markets remain well below those in developed markets. Consequently, in our opinion, these markets offer greater potential for appreciation. Already, bonds from emerging markets have performed strongly, narrowing their yield spread over U.S. Treasuries. Historically, this has provided an excellent background for emerging-market stocks and we think this will again be the case. We also think that many emerging markets and the companies within them are being viewed more favorably than in recent years, in part because of the situation surrounding Enron. Many investors are recognizing that they may have had an unwarranted bias against the accounting practices used by businesses in emerging markets. This reappraisal may be positive for future performance of emerging-market stocks.

The views expressed here are exclusively those of Putnam Management. They are not meant as investment advice. Although the described holdings were viewed favorably as of 2/28/02, there is no guarantee the fund will continue to hold these securities in the future. International investing involves certain risks, such as currency fluctuations, economic instability, and political developments. Additional risks may be associated with emerging market securities, including illiquidity and volatility.

MERGER PROPOSED FOR PUTNAM EMERGING MARKETS FUND

After careful study and a number of lengthy working sessions with Putnam Investment Management, your fund's Trustees agreed in principle to the merger of Putnam Emerging Markets Fund into Putnam International Growth Fund. However, since this merger also requires the approval of shareholders, proxy materials will be delivered within the next few months so you can submit your vote.

Putnam International Growth Fund provides exposure to the emerging markets sector, but is more broadly diversified, which should help to reduce volatility. If the merger is approved, shareholders are also expected to benefit from lower expenses provided by the larger asset base of the merged funds. We encourage you to vote on this important matter by returning your completed proxy material.

NEW REPORT COVER REFLECTS "BLEND"  INVESTMENT STYLE

You may have noticed that the color of this report has changed. Its new color -- blue -- indicates that your fund is managed in what we now refer to as the "blend" investment style. Your fund, like other blend funds, has always had the flexibility to invest in both growth stocks (those of companies with strong potential for above-average growth) and value stocks (those of well-established businesses that are priced attractively). Blend funds search for companies whose long-term business worth is believed to be more than their current stock prices indicate. The blend approach makes it possible for your fund to outperform regardless of whether growth stocks or value stocks are in favor.


A NOTE ABOUT DUPLICATE MAILINGS

In response to investors' requests, the SEC has modified mailing regulations for proxy statements, semiannual and annual reports, and prospectuses. Putnam is now able to send a single copy of these materials to customers who share the same address. This change will automatically apply to all shareholders except those who notify us. If you would prefer to receive your own copy, please call Putnam at 1-800-225-1581.


PERFORMANCE SUMMARY

This section provides information about your fund's performance, which should always be considered in light of its investment strategy.

TOTAL RETURN FOR PERIODS ENDED 2/28/02

                     Class A         Class B         Class C         Class M
(inception dates)   (12/28/95)      (10/30/96)      (7/26/99)       (10/30/96)
                   NAV     POP     NAV    CDSC     NAV    CDSC     NAV     POP
------------------------------------------------------------------------------
6 months         12.80%   6.36%  12.39%   7.39%  12.46%  11.47%  12.59%   8.64%
------------------------------------------------------------------------------
1 year           -0.49   -6.19   -1.36   -6.29   -1.35   -2.34   -1.11   -4.62
------------------------------------------------------------------------------
5 years         -26.16  -30.38  -28.85  -30.24  -28.91  -28.91  -28.11  -30.65
Annual average   -5.88   -6.99   -6.58   -6.95   -6.60   -6.60   -6.39   -7.06
------------------------------------------------------------------------------
Life of fund      1.48   -4.37   -3.06   -3.06   -3.15   -3.15   -1.85   -5.29
Annual average    0.24   -0.72   -0.50   -0.50   -0.52   -0.52   -0.30   -0.88
------------------------------------------------------------------------------


COMPARATIVE INDEX RETURNS FOR PERIODS ENDED 2/28/02

                            MSCI Emerging
                             Markets Free           Consumer
                                Index              price index
------------------------------------------------------------------------------
6 months                       12.45%                 0.28%
------------------------------------------------------------------------------
1 year                         -2.16                  1.02
------------------------------------------------------------------------------
5 years                       -29.80                 11.39
Annual average                 -6.83                  2.18
------------------------------------------------------------------------------
Life of fund                  -17.08                 15.51
Annual average                 -2.99                  2.37
------------------------------------------------------------------------------

Past performance does not indicate future results. More recent returns may be less or more than those shown. Investment return and principal value will fluctuate and you may have a gain or a loss when you sell your shares

Performance assumes reinvestment of distributions and does not account for taxes. Returns at public offering price (POP) for classes A and M shares reflect a sales charge of 5.75% and 3.50%, respectively. Class B share returns reflect the applicable contingent deferred sales charge
(CDSC), which is 5% in the first year, declining to 1% in the sixth year, and is eliminated thereafter. Class C shares reflect a 1% CDSC the first year that is eliminated thereafter. Performance for class B, C, and M shares before their inception are derived from the historical performance of class A shares, adjusted for the applicable sales charge (or CDSC) and higher operating expenses for such shares. For a portion of the period this fund was sold on a limited basis with limited assets and expenses. Had expenses not been limited, returns would have been lower. A 1% redemption fee on total assets redeemed or exchanged within 90 days of purchase will be imposed for all share classes.

LIPPER INFORMATION:

The average cumulative return for the 209 funds in the Lipper emerging markets category over the 6 months ended 2/28/02 was 12.90%. Over the 1- and 5-year and the life-of-fund periods ended 2/28/02, annualized returns for the category were -0.04%, -5.37%, and -1.24%, respectively.

PRICE AND DISTRIBUTION INFORMATION 6 MONTHS ENDED 2/28/02

                     Class A       Class B       Class C       Class M
------------------------------------------------------------------------------
Distributions
(number)                1            --            --            --
------------------------------------------------------------------------------
Income               $0.027          --            --            --
------------------------------------------------------------------------------
Capital gains           --           --            --            --
------------------------------------------------------------------------------
  Total              $0.027          --            --            --
------------------------------------------------------------------------------
Share value:       NAV     POP      NAV           NAV        NAV     POP
------------------------------------------------------------------------------
8/31/01          $7.26   $7.70    $7.10         $7.14      $7.15   $7.41
------------------------------------------------------------------------------
2/28/02           8.16    8.66     7.98          8.03       8.05    8.34
------------------------------------------------------------------------------


TOTAL RETURN FOR PERIODS ENDED 3/31/02 (most recent calendar quarter)

                     Class A         Class B         Class C         Class M
(inception dates)   (12/28/95)      (10/30/96)      (7/26/99)       (10/30/96)
                   NAV     POP     NAV    CDSC     NAV    CDSC     NAV     POP
------------------------------------------------------------------------------
6 months         39.96%  31.89%  39.31%  34.31%  39.28%  38.28%  39.54%  34.70%
------------------------------------------------------------------------------
1 year           17.29   10.58   16.35   11.35   16.42   15.42   16.67   12.52
------------------------------------------------------------------------------
5 years         -19.11  -23.75  -22.04  -23.56  -22.21  -22.21  -21.28  -24.00
Annual average   -4.15   -5.28   -4.86   -5.23   -4.90   -4.90   -4.67   -5.34
------------------------------------------------------------------------------
Life of fund      7.70    1.49    2.89    2.89    2.64    2.64    4.13    0.48
Annual average    1.19    0.24    0.46    0.46    0.42    0.42    0.65    0.08
------------------------------------------------------------------------------

Past performance does not indicate future results. More recent returns may be less or more than those shown. Investment return and principal value will fluctuate and you may have a gain or a loss when you sell your shares.


TERMS AND DEFINITIONS

Total return shows how the value of the fund's shares changed over time, assuming you held the shares through the entire period and reinvested all distributions in the fund.

Net asset value (NAV) is the price, or value, of one share of a mutual fund, without a sales charge. NAVs fluctuate with market conditions. The NAV is calculated by dividing the net value of all the fund's assets by the number of outstanding shares.

Public offering price (POP) is the price of a mutual fund share plus the maximum sales charge levied at the time of purchase. POP performance figures shown here assume the 5.75% maximum sales charge for class A shares and 3.50% for class M shares.

Contingent deferred sales charge (CDSC) is a charge applied at the time of the redemption of class B or C shares and assumes redemption at the end of the period. Your fund's class B CDSC declines from a 5% maximum during the first year to 1% during the sixth year. After the sixth year, the CDSC no longer applies. The CDSC for class C shares is 1% for one year after purchase.

Class A shares are generally subject to an initial sales charge and no sales charge on redemption (except on certain redemptions of shares bought without an initial sales charge).

Class B shares are not subject to an initial sales charge and may be subject to a sales charge upon redemption.

Class C shares are not subject to an initial sales charge and are subject to a contingent deferred sales charge only if the shares are redeemed during the first year.

Class M shares have a lower initial sales charge and a higher 12b-1 fee than class A shares and no sales charge on redemption (except on certain redemptions of shares bought without an initial sales charge).


COMPARATIVE BENCHMARKS

Morgan Stanley Capital International (MSCI) Emerging Markets Free Index is an unmanaged index of securities from emerging markets available to non-domestic investors. The index assumes reinvestment of all distributions and interest payments and does not account for fees. Securities and performance of a fund and an index will differ. You cannot invest directly in an index.

Consumer price index (CPI) is a commonly used measure of inflation; it does not represent an investment return.

Lipper Inc. is a third-party industry ranking entity that ranks funds (without sales charges) with similar current investment styles or objectives as determined by Lipper.


A GUIDE TO THE FINANCIAL STATEMENTS

These sections of the report, as well as the accompanying Notes, constitute the fund's financial statements.

The fund's portfolio lists all the fund's investments and their values as of the last day of the reporting period. Holdings are organized by asset type and industry sector, country, or state to show areas of concentration and diversification.

Statement of assets and liabilities shows how the fund's net assets and share price are determined. All investment and noninvestment assets are added together. Any unpaid expenses and other liabilities are subtracted from this total. The result is divided by the number of shares to determine the net asset value per share, which is calculated separately for each class of shares. (For funds with preferred shares, the amount subtracted from total assets includes the net assets allocated to remarketed preferred shares.)

Statement of operations shows the fund's net investment gain or loss. This is done by first adding up all the fund's earnings -- from dividends and interest income -- and subtracting its operating expenses to determine net investment income (or loss). Then, any net gain or loss the fund realized on the sales of its holdings -- as well as any unrealized gains or losses over the period -- is added to or subtracted from the net investment result to determine the fund's net gain or loss for the fiscal period.

Statement of changes in net assets shows how the fund's net assets were affected by distributions to shareholders and by changes in the number of the fund's shares. It lists distributions and their sources (net investment income or realized capital gains) over the current reporting period and the most recent fiscal year-end. The distributions listed here may not match the sources listed in the Statement of operations because the distributions are determined on a tax basis and may be paid in a different period from the one in which they were earned.

Financial highlights provide an overview of the fund's investment results, per-share distributions, expense ratios, net investment income ratios, and portfolio turnover in one summary table, reflecting the five most recent reporting periods. In a semiannual report, the highlight table also includes the current reporting period. For open-end funds, a separate table is provided for each share class.



THE FUND'S PORTFOLIO
February 28, 2002 (Unaudited)

COMMON STOCKS (98.4%) (a)
NUMBER OF SHARES                                                                                              VALUE
Brazil (10.6%)
-------------------------------------------------------------------------------------------------------------------
             26,916 Aracruz Celulose SA ADR                                                          $      559,853
            148,300 Banco Bradesco SA - Pfd.                                                                867,913
              8,666 Banco Itau SA - Pfd.                                                                    735,030
             12,240 Brasil Telecom Paricipacoes SA ADR                                                      492,660
             13,519 Companhia Brasileira de Distribuicao Grupo
                    Pao de Acucar ADR (NON)                                                                 317,426
             42,239 Companhia de Bebidas das Americas
                    (AmBev) ADR                                                                             849,849
              9,500 Companhia Energetica de Minas Gerais                                                    147,455
             20,800 Companhia Energetica de Minas Gerais ADR                                                322,400
             92,600 Companhia Paranaense de Energia-Copel ADR                                               726,910
             27,265 Companhia Vale do Rio Doce (CVRD) ADR                                                   693,894
             12,400 Companhia Siderurgica Nacional                                                          231,225
             26,842 Gerdau SA- Pfd.                                                                         298,244
              6,213 Petroleo Brasileiro SA - Pfd.                                                           147,816
             76,061 Petroleo Brasileiro SA ADR                                                            1,820,140
             31,068 Petroleo Brasileiro SA ADR                                                              761,166
             17,546 Tele Celular Sul Participacoes SA ADR                                                   239,503
             48,800 Tele Norte Leste Participacoes SA ADR                                                   739,320
             10,400 Telemar Norte Leste SA - Pfd.                                                           268,601
             16,500 Unibanco-Uniao de Bancos Brasileiros SA GDR                                             399,300
              5,300 Votorantim Celulose e Papel SA ADR (NON)                                                 98,580
                                                                                                      -------------
                                                                                                         10,717,285

Chile (1.1%)
-------------------------------------------------------------------------------------------------------------------
             18,375 Banco Santander Chile ADR                                                               277,095
            109,200 Compania de Petroleos de Chile SA (COPEC)                                               385,938
             24,100 Empresa Nacional de Electricidad ADR                                                    233,770
             37,300 Entel SA                                                                                233,125
                                                                                                      -------------
                                                                                                          1,129,928

China (1.2%)
-------------------------------------------------------------------------------------------------------------------
          1,540,000 Aluminum Corporation of China, Ltd. (NON)                                               357,400
            786,000 Beijing Datang Power Generation Company, Ltd.                                           299,823
            208,000 China Resources Enterprise, Ltd.                                                        193,356
          1,294,000 China Shipping Development Co.                                                          278,740
            150,000 Huaneng Power International, Inc. Class H                                               105,781
                                                                                                      -------------
                                                                                                          1,235,100

Czech Republic (0.6%)
-------------------------------------------------------------------------------------------------------------------
             23,811 Ceske Radiokomunikace A.S.                                                              284,942
              8,800 Komercni Banka A.S. (NON)                                                               313,756
                                                                                                      -------------
                                                                                                            598,698

Greece (0.4%)
-------------------------------------------------------------------------------------------------------------------
              1,700 OTP Bank GDR                                                                            123,250
              3,800 OTP Bank GDR 144A                                                                       275,500
                                                                                                      -------------
                                                                                                            398,750

Hong Kong (3.6%)
-------------------------------------------------------------------------------------------------------------------
            276,000 China Everbright, Ltd.                                                                  178,713
            376,000 China Merchants Holdings International
                    Company, Ltd.                                                                           279,622
            623,000 China Mobile, Ltd. (NON)                                                              1,797,323
            104,000 Citic Pacific, Ltd.                                                                     202,023
            293,500 CNOOC, Ltd.                                                                             314,232
            354,000 Cosco Pacific, Ltd.                                                                     205,389
          1,966,000 PetroChina Company, Ltd.                                                                365,517
            123,000 Shanghai Industrial Holdings, Ltd.                                                      242,874
                                                                                                      -------------
                                                                                                          3,585,693

Hungary (1.3%)
-------------------------------------------------------------------------------------------------------------------
             13,900 Egis Rt                                                                                 634,670
            118,400 Magyar Tavkozlesi I Rt (Matav)                                                          387,403
             14,800 MOL Magyar Olaj-es Gazipari Rt                                                          278,655
                                                                                                      -------------
                                                                                                          1,300,728

India (4.7%)
-------------------------------------------------------------------------------------------------------------------
             74,612 Associated Cement Company, Ltd.                                                         250,597
             68,200 Bharat Heavy Electricals, Ltd.                                                          235,576
             43,900 Bharat Petroleum Corporation, Ltd.                                                      256,068
             45,540 BSES, Ltd.                                                                              200,243
              7,508 Dr. Reddy's Laboratories, Ltd. ADR (NON)                                                162,849
             21,500 HDFC Bank, Ltd. ADR (NON)                                                               346,150
            139,776 Hindustan Lever, Ltd.                                                                   717,256
             29,365 Housing Development Finance
                    Corporation, Ltd.                                                                       411,279
             18,700 ICICI, Ltd. ADR                                                                         130,339
             53,800 ICICI Bank, Ltd. ADR                                                                    294,286
             10,657 Infosys Technologies, Ltd. (NON)                                                        772,840
             22,100 ITC, Ltd.                                                                               338,945
             19,499 Ranbaxy Laboratories, Ltd.                                                              328,235
             53,600 Satyam Computer Services, Ltd.                                                          294,591
                                                                                                      -------------
                                                                                                          4,739,254

Indonesia (0.8%)
-------------------------------------------------------------------------------------------------------------------
            735,000 PT Hanjaya Mandala Sampoerna Tbk                                                        326,183
          1,178,300 PT Telekomunikasi 144A                                                                  421,236
                                                                                                      -------------
                                                                                                            747,419

Israel (2.0%)
-------------------------------------------------------------------------------------------------------------------
             26,350 Check Point Software Technologies, Ltd. (NON)                                           735,692
              6,100 Orbotech, Ltd. (NON)                                                                    157,929
             10,900 Taro Pharmaceuticals Industries, Ltd. (NON)                                             328,199
             14,400 Teva Pharmaceutical Industries, Ltd. ADR                                                821,232
                                                                                                      -------------
                                                                                                          2,043,052

Malaysia (4.0%)
-------------------------------------------------------------------------------------------------------------------
             80,000 Genting Berhad                                                                          261,053
            272,000 IJM Corporation Berhad                                                                  309,221
            204,000 IOI Corporation Berhad                                                                  258,758
            209,500 Malayan Banking Berhad                                                                  476,888
             75,000 Perusahaan Otomobil Nasional Berhad                                                     189,474
            594,400 Public Bank Berhad                                                                      455,185
            141,000 Resorts World Berhad                                                                    296,842
            275,000 Sime Darby Berhad                                                                       360,395
            212,000 Tanjong PLC                                                                             510,474
            148,000 Telekom Malaysia Berhad                                                                 362,211
            142,000 Tenaga Nasional Berhad                                                                  392,368
            155,040 YTL Corporation Berhad                                                                  190,128
                                                                                                      -------------
                                                                                                          4,062,997

Mexico (12.1%)
-------------------------------------------------------------------------------------------------------------------
             64,450 America Movil SA de CV ADR Ser. L                                                     1,166,545
             50,187 Cemex SA de CV ADR                                                                    1,224,563
             31,725 Coca-Cola Femsa SA de CV ADR                                                            785,194
            252,700 Consorcio ARA SA de CV (NON)                                                            481,676
             76,678 Fomento Economico Mexicano SA de CV                                                     302,478
             11,500 Fomento Economico Mexicano SA de
                    CV ADR                                                                                  457,700
             27,200 Grupo Aeroportuario del Sureste SA de
                    CV ADR (NON)                                                                            360,400
            360,300 Grupo Elektra SA de CV                                                                  252,607
          1,026,940 Grupo Financiero BBVA Bancomer SA de CV (NON)                                         1,069,858
             24,849 Grupo Financiero BBVA Bancomer SA de
                    CV ADR (NON)                                                                          1,070,992
             83,604 Grupo Modelo SA de CV Ser. C                                                            200,573
             91,250 Telefonos de Mexico SA de CV (Telmex)
                    ADR Class L                                                                           3,493,963
            183,800 Wal-Mart de Mexico SA de CV Ser. C                                                      479,207
            305,600 Wal-Mart de Mexico SA de CV Ser. V                                                      897,199
                                                                                                      -------------
                                                                                                         12,242,955

Philippines (0.8%)
-------------------------------------------------------------------------------------------------------------------
          1,139,000 Ayala Land, Inc.                                                                        153,648
            117,300 Bank of the Philippine Islands                                                          155,941
            181,800 Manila Electric Co. Class B (NON)                                                       170,604
             16,400 Philippine Long Distance Telephone Co. ADR                                              161,212
          1,120,000 SM Prime Holdings, Inc.                                                                 148,895
                                                                                                      -------------
                                                                                                            790,300

Poland (1.3%)
-------------------------------------------------------------------------------------------------------------------
             18,995 Bank Polska Kasa Opieki Grupa Pekao SA (NON)                                            467,625
             88,400 Reliance Industries, Ltd.                                                               558,311
             82,928 Telekomunikacja Polska SA (NON)                                                         293,472
                                                                                                      -------------
                                                                                                          1,319,408

Russia (4.1%)
-------------------------------------------------------------------------------------------------------------------
              5,000 Lukoil ADR                                                                              239,375
             82,697 Surgutneftegaz ADR                                                                    1,240,455
             56,900 Unified Energy Systems ADR                                                              842,831
            260,010 YUKOS (NON)                                                                           1,779,222
                                                                                                      -------------
                                                                                                          4,101,883

South Africa (6.3%)
-------------------------------------------------------------------------------------------------------------------
             70,799 ABSA Group, Ltd.                                                                        169,359
             11,600 Anglo American Platinum Corp.                                                           476,705
             50,200 Barloworld, Ltd.                                                                        279,756
             61,900 Bidvest Group, Ltd.                                                                     232,142
            382,100 FirstRand, Ltd.                                                                         231,018
             44,700 Gold Fields, Ltd.                                                                       386,976
             33,600 Harmony Gold Mining Company, Ltd. ADR                                                   354,816
              7,189 Impala Platinum Holdings, Ltd.                                                          374,174
             51,500 Imperial Holdings, Ltd.                                                                 216,605
            100,500 Johnnies Industrial Corp.                                                               378,664
            141,900 Remgro, Ltd.                                                                            795,759
            879,100 Sanlam, Ltd.                                                                            620,088
             88,406 Sappi, Ltd.                                                                           1,169,709
            287,930 Standard Bank Investment Corporation, Ltd.                                              688,761
                                                                                                      -------------
                                                                                                          6,374,532

South Korea (23.3%)
-------------------------------------------------------------------------------------------------------------------
              2,870 Cheil Communications, Inc.                                                              379,429
             35,200 Cheil Industries, Inc.                                                                  404,200
              3,700 CJ39 Shopping (NON)                                                                     216,628
             35,200 Daelim Industrial Co. (NON)                                                             425,474
             16,700 Daishin Securities Co.                                                                  314,142
             29,372 Hana Bank                                                                               438,239
             12,100 Humax Company, Ltd.                                                                     466,193
             26,730 Hyundai Mobis                                                                           499,787
             32,720 Hyundai Motor Company, Ltd.                                                             899,757
              2,115 Kangwon Land, Inc.                                                                      289,201
             38,505 Kookmin Bank                                                                          1,684,248
             56,570 Korea Electric Power Corp. (NON)                                                        938,061
             34,620 Korea Telecom Corp. ADR                                                                 772,026
             58,300 Korea Tobacco & Ginseng Corp. 144A GDR                                                  358,545
              7,600 LG Chemical, Ltd. (NON)                                                                 213,583
             21,370 LG Electronics                                                                          637,694
             18,600 LG Investment and Securities (NON)                                                      290,164
                410 Lotte Chilsung Beverage Co.                                                             168,188
              3,230 Nong Shim Company, Ltd.                                                                 195,210
              6,920 Pohang Iron & Steel Company, Ltd.                                                       765,868
             22,500 Pohang Iron & Steel Company, Ltd. ADR                                                   623,700
             23,400 Poongsan Corp. (NON)                                                                    208,597
             35,460 Samsung Corp.                                                                           301,371
             11,200 Samsung Electro-Mechanics Co.                                                           497,515
             24,912 Samsung Electronics Company, Ltd.                                                     6,455,254
              2,740 Samsung Electronics Company, Ltd. - Pfd.                                                315,668
             10,200 Samsung Fire & Marine Insurance                                                         500,869
             77,000 Samsung Heavy Industries (NON)                                                          298,414
             14,200 Samsung Securities Company, Ltd. (NON)                                                  551,394
             38,100 Shinhan Financial Group Company, Ltd.                                                   515,215
              4,760 Shinsegae Department Store                                                              658,065
              5,800 Sindo Ricoh Company, Ltd. (NON)                                                         240,115
              6,050 SK Telecom Company, Ltd.                                                              1,188,336
             23,800 SK Telecom Company, Ltd. ADR                                                            522,410
             39,520 Woongjin.com Company, Ltd.                                                              255,565
                                                                                                      -------------
                                                                                                         23,489,125

Taiwan (12.0%)
-------------------------------------------------------------------------------------------------------------------
             38,594 ASE Test, Ltd. (NON)                                                                    509,827
            166,750 Asustek Computer, Inc.                                                                  807,621
            710,181 Bank Sinopac (NON)                                                                      280,228
            281,000 Cathay Financial Holding Company, Ltd. (NON)                                            408,291
            908,000 China Steel Corp.                                                                       475,989
            603,684 Chinatrust Commercial Bank                                                              417,935
            318,000 Compal Electronics, Inc.                                                                416,752
            629,412 Far Eastern Textile, Ltd.                                                               233,116
            294,400 Formosa Chemicals & Fibre Corp.                                                         297,755
            316,000 Formosa Plastic Corp.                                                                   397,026
            455,000 Fubon Financial Holding Company, Ltd. (NON)                                             440,741
            154,388 Hon Hai Precision Industry Company, Ltd.                                                703,763
            516,000 Nan Ya Plastic Corp.                                                                    468,957
            152,000 Quanta Computer, Inc.                                                                   523,989
            433,000 Siliconware Precision Industries Co. (NON)                                              331,843
            240,723 Taiwan Cellular Corp. (NON)                                                             288,045
          1,227,322 Taiwan Semiconductor Manufacturing
                    Company, Ltd. (NON)                                                                   2,867,248
          1,331,759 United Microelectronics Corp. (NON)                                                   1,696,001
             61,000 Via Technologies, Inc.                                                                  253,732
            447,000 Yuanta Core Pacific Securities Co. (NON)                                                312,009
                                                                                                      -------------
                                                                                                         12,130,868

Thailand (2.7%)
-------------------------------------------------------------------------------------------------------------------
            404,000 Advanced Info Service Public Company, Ltd.                                              420,833
            398,600 Bangkok Bank Public Company, Ltd. (NON)                                                 615,968
             76,600 Bec World Public Company, Ltd.                                                          431,401
            144,000 Land and Houses Public Company, Ltd. (NON)                                              169,780
             30,700 Land and Houses Public Company, Ltd. (NON)                                               39,710
            104,900 PTT Exploration & Production Public
                    Companies, Ltd.                                                                         276,179
             25,100 Siam Cement PLC (NON)                                                                   432,125
            466,000 Siam Commercial Bank Public Company, Ltd. (NON)                                         290,717
                                                                                                      -------------
                                                                                                          2,676,713

Turkey (0.7%)
-------------------------------------------------------------------------------------------------------------------
         26,589,000 Aksigorta A.S.                                                                          158,541
         38,733,600 Haci Omer Sabanci Holding (NON)                                                         158,607
         80,191,800 Hurriyet Gazetecilik ve Matbaacilik A.S. (NON)                                          259,240
         22,187,900 Tupras Turkiye Petrol Rafine                                                            140,268
                                                                                                      -------------
                                                                                                            716,656

United Kingdom (4.1%)
-------------------------------------------------------------------------------------------------------------------
            183,414 Anglo American PLC                                                                    3,115,423
            240,580 Old Mutual PLC 144A                                                                     319,837
              6,600 South African Breweries, Ltd. 144A                                                       43,685
             93,300 South African Breweries PLC                                                             617,546
                                                                                                      -------------
                                                                                                          4,096,491

United States (0.7%)
-------------------------------------------------------------------------------------------------------------------
             26,900 Euronet Services, Inc. (NON)                                                            487,697
             12,300 UTStarcom, Inc. (NON)                                                                   249,075
                                                                                                      -------------
                                                                                                            736,772
                                                                                                      -------------
                    Total Common Stocks (cost $79,682,971)                                            $  99,234,607

SHORT-TERM INVESTMENTS (6.9%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
$         4,894,817 Short-term investments held as collateral
                    for loaned securities with yields ranging
                    from 1.74% to 1.95% and due dates
                    ranging from March 1, 2002 to
                    March 28, 2002 (d)                                                                $   4,891,352
          2,059,000 Interest in $1,000,000,000 joint tri-party
                    repurchase agreement dated February 28, 2002
                    with S.B.C Warburg, Inc. due March 1, 2002
                    with respect to various U.S. Government
                    obligations-- maturity value of $2,059,109
                    for an effective yield of 1.90%                                                       2,059,000
                                                                                                      -------------
                    Total Short-Term Investments (cost $6,950,352)                                    $   6,950,352
-------------------------------------------------------------------------------------------------------------------
                    Total Investments (cost $86,633,323) (b)                                          $ 106,184,959
-------------------------------------------------------------------------------------------------------------------

  (a) Percentages indicated are based on net assets of $100,828,321.

  (b) The aggregate identified cost on a tax basis is $89,610,132, resulting in gross unrealized appreciation and depreciation of $21,717,541 and $5,142,714, respectively, or net unrealized appreciation of $16,574,827.

(NON) Non-income-producing security.

  (d) See footnote 1 to the financial statements.

      144A after the name of a security represents those exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.

      ADR and GDR after the name of a foreign holding stands for American
      Depositary Receipts or Global Depositary Receipts, respectively, representing ownership of foreign securities on deposit with a custodian bank.

      The fund had the following industry group concentrations greater than 10% at February 28, 2002 (as a percentage of net assets):

          Electronics              15.9%
          Telecommunications       12.8
          Banking                  11.8

------------------------------------------------------------------------------
Forward Currency Contracts to Sell at February 28, 2002 (Unaudited)
                     Market   Aggregate Face   Delivery       Unrealized
                     Value         Value         Date        Depreciation
------------------------------------------------------------------------------
Mexican Pesos     $1,523,251    $1,483,437     3/20/02        $(39,814)
------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.




STATEMENT OF ASSETS AND LIABILITIES
February 28, 2002 (Unaudited)
Assets
-------------------------------------------------------------------------------------------
Investments in securities, at value, including $4,647,955 of
securities on loan (identified cost $86,633,323) (Note 1)                      $106,184,959
-------------------------------------------------------------------------------------------
Foreign currency (cost $1,556,149)                                                1,551,116
-------------------------------------------------------------------------------------------
Dividends and interest receivable                                                   166,969
-------------------------------------------------------------------------------------------
Receivable for shares of the fund sold                                              321,338
-------------------------------------------------------------------------------------------
Receivable for securities sold                                                      327,592
-------------------------------------------------------------------------------------------
Total assets                                                                    108,551,974

Liabilities
-------------------------------------------------------------------------------------------
Payable to subcustodian (Note 2)                                                     95,163
-------------------------------------------------------------------------------------------
Payable for securities purchased                                                  1,829,609
-------------------------------------------------------------------------------------------
Payable for shares of the fund repurchased                                          207,014
-------------------------------------------------------------------------------------------
Payable for compensation of Manager (Note 2)                                        236,398
-------------------------------------------------------------------------------------------
Payable for investor servicing and custodian fees (Note 2)                          129,109
-------------------------------------------------------------------------------------------
Payable for compensation of  Trustees (Note 2)                                       15,376
-------------------------------------------------------------------------------------------
Payable for administrative services (Note 2)                                          1,070
-------------------------------------------------------------------------------------------
Payable for distribution fees (Note 2)                                               50,244
-------------------------------------------------------------------------------------------
Payable for open forward currency contracts (Note 1)                                 39,814
-------------------------------------------------------------------------------------------
Collateral on securities loaned, at value (Note 1)                                4,891,352
-------------------------------------------------------------------------------------------
Other accrued expenses                                                              228,504
-------------------------------------------------------------------------------------------
Total liabilities                                                                 7,723,653
-------------------------------------------------------------------------------------------
Net assets                                                                     $100,828,321

Represented by
-------------------------------------------------------------------------------------------
Paid-in capital (Notes 1 and 4)                                                $140,502,039
-------------------------------------------------------------------------------------------
Distributions in excess of net investment income (Note 1)                          (947,315)
-------------------------------------------------------------------------------------------
Accumulated net realized loss on investments and
foreign currency transactions (Note 1)                                          (58,227,220)
-------------------------------------------------------------------------------------------
Net unrealized appreciation of investments and
assets and liabilities in foreign currencies                                     19,500,817
-------------------------------------------------------------------------------------------
Total -- Representing net assets applicable to capital shares outstanding      $100,828,321

Computation of net asset value and offering price
-------------------------------------------------------------------------------------------
Net asset value and redemption price per class A share
($53,162,851 divided by 6,516,841 shares)                                             $8.16
-------------------------------------------------------------------------------------------
Offering price per class A share (100/94.25 of $8.16)*                                $8.66
-------------------------------------------------------------------------------------------
Net asset value and offering price per class B share
($34,407,701 divided by 4,309,722 shares)**                                           $7.98
-------------------------------------------------------------------------------------------
Net asset value and offering price per class C share
($3,254,379 divided by 405,472 shares)**                                              $8.03
-------------------------------------------------------------------------------------------
Net asset value and redemption price per class M share
($2,079,959 divided by 258,409 shares)                                                $8.05
-------------------------------------------------------------------------------------------
Offering price per class M share (100/96.50 of $8.05)*                                $8.34
-------------------------------------------------------------------------------------------
Net asset value, offering price and redemption price per class Y share
($7,923,431 divided by 972,925 shares)                                                $8.14
-------------------------------------------------------------------------------------------

  * On single retail sales of less than $50,000. On sales of $50,000 or more and on group sales, the offering price is reduced.

 ** Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

    The accompanying notes are an integral part of these financial statements.




STATEMENT OF OPERATIONS
Six months ended February 28, 2002 (Unaudited)
Investment income:
-------------------------------------------------------------------------------------------
Dividends (net of foreign tax of $44,537)                                       $   493,106
-------------------------------------------------------------------------------------------
Interest                                                                             27,744
-------------------------------------------------------------------------------------------
Securities lending                                                                   19,396
-------------------------------------------------------------------------------------------
Total investment income                                                             540,246

Expenses:
-------------------------------------------------------------------------------------------
Compensation of Manager (Note 2)                                                    439,452
-------------------------------------------------------------------------------------------
Investor servicing and custodian fees (Note 2)                                      270,975
-------------------------------------------------------------------------------------------
Compensation of  Trustees (Note 2)                                                    7,442
-------------------------------------------------------------------------------------------
Administrative services (Note 2)                                                      2,794
-------------------------------------------------------------------------------------------
Distribution fees -- Class A (Note 2)                                                58,256
-------------------------------------------------------------------------------------------
Distribution fees -- Class B (Note 2)                                               149,633
-------------------------------------------------------------------------------------------
Distribution fees -- Class C (Note 2)                                                14,655
-------------------------------------------------------------------------------------------
Distribution fees -- Class M (Note 2)                                                 6,438
-------------------------------------------------------------------------------------------
Other                                                                                78,377
-------------------------------------------------------------------------------------------
Total expenses                                                                    1,028,022
-------------------------------------------------------------------------------------------
Expense reduction (Note 2)                                                          (57,566)
-------------------------------------------------------------------------------------------
Net expenses                                                                        970,456
-------------------------------------------------------------------------------------------
Net investment loss                                                                (430,210)
-------------------------------------------------------------------------------------------
Net realized loss on investments (net of foreign tax of $18,745)
(Notes 1 and 3)                                                                  (6,403,511)
-------------------------------------------------------------------------------------------
Net realized loss on foreign currency transactions (Note 1)                        (173,657)
-------------------------------------------------------------------------------------------
Net unrealized depreciation of assets and
liabilities in foreign currencies during the period                                 (37,773)
-------------------------------------------------------------------------------------------
Net unrealized appreciation of investments during the period
(net of foreign tax of $5,699)                                                   17,520,522
-------------------------------------------------------------------------------------------
Net gain on investments                                                          10,905,581
-------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations                            $10,475,371
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.




STATEMENT OF CHANGES IN NET ASSETS

                                                                 Six months ended       Year ended
                                                                      February 28        August 31
                                                                            2002*             2001
--------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
--------------------------------------------------------------------------------------------------
Operations:
--------------------------------------------------------------------------------------------------
Net investment loss                                                 $    (430,210)    $   (221,526)
--------------------------------------------------------------------------------------------------
Net realized loss on investments and
foreign currency transactions                                          (6,577,168)     (23,975,161)
--------------------------------------------------------------------------------------------------
Net unrealized appreciation (depreciation) of
investments and assets and liabilities in foreign currencies           17,482,749      (22,669,891)
--------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting
from operations                                                        10,475,371      (46,866,578)
--------------------------------------------------------------------------------------------------
Distributions to shareholders: (Note 1)
--------------------------------------------------------------------------------------------------
  From net investment income
   Class A                                                               (173,004)              --
--------------------------------------------------------------------------------------------------
   Class Y                                                                (48,146)              --
--------------------------------------------------------------------------------------------------
Decrease from capital share transactions (Note 4)                      (1,625,247)      (6,996,590)
--------------------------------------------------------------------------------------------------
Total increase (decrease) in net assets                                 8,628,974      (53,863,168)

Net assets
--------------------------------------------------------------------------------------------------
Beginning of period                                                    92,199,347      146,062,515
--------------------------------------------------------------------------------------------------
End of period (including distributions in excess of net
investment income and accumulated net investment loss
of $947,315 and $295,955, respectively)                              $100,828,321      $92,199,347
--------------------------------------------------------------------------------------------------

* Unaudited

  The accompanying notes are an integral part of these financial statements.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS A
------------------------------------------------------------------------------------------------------------------
                                    Six months
                                       ended
Per-share                           February 28
operating performance               (Unaudited)                        Year ended August 31
------------------------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998         1997
------------------------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                    $7.26       $10.67        $9.35        $5.81       $10.94       $10.28
------------------------------------------------------------------------------------------------------------------
Investment operations:
------------------------------------------------------------------------------------------------------------------
Net investment income (loss)(a)         (.03)         .01         (.10)          --(d)(e)    .01(d)      (.02)(d)
------------------------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments               .96        (3.42)        1.51         3.61        (4.94)         .81
------------------------------------------------------------------------------------------------------------------
Total from
investment operations                    .93        (3.41)        1.41         3.61        (4.93)         .79
------------------------------------------------------------------------------------------------------------------
Less distributions:
------------------------------------------------------------------------------------------------------------------
From net
investment income                       (.03)          --         (.03)        (.07)          --         (.01)
------------------------------------------------------------------------------------------------------------------
From net realized gain
on investments                            --           --           --           --         (.20)        (.12)
------------------------------------------------------------------------------------------------------------------
In excess of net
investment income                         --           --         (.06)          --           --           --
------------------------------------------------------------------------------------------------------------------
Total distributions                     (.03)          --         (.09)        (.07)        (.20)        (.13)
------------------------------------------------------------------------------------------------------------------
Net asset value,
end of period                          $8.16        $7.26       $10.67        $9.35        $5.81       $10.94
------------------------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                 12.80*      (31.96)       14.93        62.45       (45.69)        7.82
------------------------------------------------------------------------------------------------------------------

Ratios and supplemental data
------------------------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                       $53,163      $48,028      $83,533      $60,669      $29,239      $49,581
------------------------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)               1.03*        2.07         1.90         2.10(d)      2.10(d)      2.10(d)
------------------------------------------------------------------------------------------------------------------
Ratio of net investment income
(loss) to average net assets (%)        (.35)*        .11         (.87)         .06(d)       .06(d)      (.23)(d)
------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%)                 46.64*      106.90       139.96       163.86       112.35       141.81
------------------------------------------------------------------------------------------------------------------

  * Not annualized.

(a) Per share net investment income (loss) has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through expense offset and brokerage service arrangements (Note 2).

(d) Reflects an expense limitation in effect during the period. As a result of such limitation, expenses reflect a reduction of 0.23%, 0.20% and 0.29% based on average net assets per class A share for the periods ended August 31, 1999, August 31, 1998 and August 31, 1997, respectively.

(e) Amount represents less than $0.01 per share.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS B
------------------------------------------------------------------------------------------------------------------
                                    Six months
                                       ended                                                        For the period
Per-share                           February 28                                                     Oct. 30, 1996+
operating performance               (Unaudited)                 Year ended August 31                 to August 31
------------------------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998         1997
------------------------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                    $7.10       $10.53        $9.26        $5.74       $10.87        $9.95
------------------------------------------------------------------------------------------------------------------
Investment operations:
------------------------------------------------------------------------------------------------------------------
Net investment loss (a)                 (.05)        (.05)        (.18)        (.05)(d)     (.07)(d)     (.09)(d)
------------------------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments               .93        (3.38)        1.48         3.57        (4.86)        1.14
------------------------------------------------------------------------------------------------------------------
Total from
investment operations                    .88        (3.43)        1.30         3.52        (4.93)        1.05
------------------------------------------------------------------------------------------------------------------
Less distributions:
------------------------------------------------------------------------------------------------------------------
From net
investment income                         --           --         (.01)          --(e)        --         (.01)
------------------------------------------------------------------------------------------------------------------
From net realized gain
on investments                            --           --           --           --         (.20)        (.12)
------------------------------------------------------------------------------------------------------------------
In excess of net
investment income                         --           --         (.02)          --           --           --
------------------------------------------------------------------------------------------------------------------
Total distributions                       --           --         (.03)          --         (.20)        (.13)
------------------------------------------------------------------------------------------------------------------
Net asset value,
end of period                          $7.98        $7.10       $10.53        $9.26        $5.74       $10.87
------------------------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                 12.39*      (32.57)       13.96        61.37       (45.99)       10.67*
------------------------------------------------------------------------------------------------------------------

Ratios and supplemental data
------------------------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                       $34,408      $31,940      $52,534      $44,838      $21,722      $38,044
------------------------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)               1.40*        2.82         2.65         2.85(d)      2.85(d)      2.39* (d)
------------------------------------------------------------------------------------------------------------------
Ratio of net investment loss
to average net assets (%)               (.73)*       (.64)       (1.63)        (.69)(d)     (.72)(d)     (.76)* (d)
------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%)                 46.64*      106.90       139.96       163.86       112.35       141.81
------------------------------------------------------------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Per share net investment loss has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through expense offset and brokerage service arrangements (Note 2).

(d) Reflects an expense limitation in effect during the period. As a result of such limitation, expenses reflect a reduction of 0.23%, 0.20% and 0.29% based on average net assets per class B share for the periods ended August 31, 1999, August 31, 1998 and August 31, 1997, respectively.

(e) Amount represents less than $0.01 per share.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS C
----------------------------------------------------------------------------------------
                                    Six months
                                       ended                             For the period
Per-share                           February 28        Year ended        July 26, 1999+
operating performance               (Unaudited)         August 31         to August 31
----------------------------------------------------------------------------------------
                                        2002         2001         2000         1999
----------------------------------------------------------------------------------------
Net asset value,
beginning of period                    $7.14       $10.58        $9.35        $9.56
----------------------------------------------------------------------------------------
Investment operations:
----------------------------------------------------------------------------------------
Net investment loss (a)                 (.05)        (.05)        (.18)        (.02)(d)
----------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments               .94        (3.39)        1.49         (.19)
----------------------------------------------------------------------------------------
Total from
investment operations                    .89        (3.44)        1.31         (.21)
----------------------------------------------------------------------------------------
Less distributions:
----------------------------------------------------------------------------------------
From net
investment income                         --           --         (.02)          --
----------------------------------------------------------------------------------------
In excess of net
investment income                         --           --         (.06)          --
----------------------------------------------------------------------------------------
Total distributions                       --           --         (.08)          --
----------------------------------------------------------------------------------------
Net asset value,
end of period                          $8.03        $7.14       $10.58        $9.35
----------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                 12.46*      (32.51)       13.89        (2.20)*
----------------------------------------------------------------------------------------

Ratios and supplemental data
----------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                        $3,254       $3,366       $6,160          $81
----------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)               1.40*        2.82         2.65          .29* (d)
----------------------------------------------------------------------------------------
Ratio of net investment loss
to average net assets (%)               (.72)*       (.62)       (1.64)        (.25)* (d)
----------------------------------------------------------------------------------------
Portfolio turnover (%)                 46.64*      106.90       139.96       163.86
----------------------------------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Per share net investment loss has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through expense offset and brokerage service arrangements (Note 2).

(d) Reflects an expense limitation in effect during the period. As a result of such limitation, expenses reflect a reduction of 0.23% based on average net assets per class C share for the period ended August 31, 1999.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS M
------------------------------------------------------------------------------------------------------------------
                                    Six months
                                       ended                                                        For the period
Per-share                           February 28                                                     Oct. 30, 1996+
operating performance               (Unaudited)                 Year ended August 31                 to August 31
------------------------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998         1997
------------------------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                    $7.15       $10.58        $9.29        $5.76       $10.89        $9.95
------------------------------------------------------------------------------------------------------------------
Investment operations:
------------------------------------------------------------------------------------------------------------------
Net investment loss (a)                 (.04)        (.03)        (.15)        (.03)(d)     (.05)(d)     (.07)(d)
------------------------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments               .94        (3.40)        1.48         3.57        (4.88)        1.14
------------------------------------------------------------------------------------------------------------------
Total from
investment operations                    .90        (3.43)        1.33         3.54        (4.93)        1.07
------------------------------------------------------------------------------------------------------------------
Less distributions:
------------------------------------------------------------------------------------------------------------------
From net
investment income                         --           --         (.01)        (.01)          --         (.01)
------------------------------------------------------------------------------------------------------------------
From net realized gain
on investments                            --           --           --           --         (.20)        (.12)
------------------------------------------------------------------------------------------------------------------
In excess of net
investment income                         --           --         (.03)          --           --           --
------------------------------------------------------------------------------------------------------------------
Total distributions                       --           --         (.04)        (.01)        (.20)        (.13)
------------------------------------------------------------------------------------------------------------------
Net asset value,
end of period                          $8.05        $7.15       $10.58        $9.29        $5.76       $10.89
------------------------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                 12.59*      (32.42)       14.24        61.59       (45.91)       10.88*
------------------------------------------------------------------------------------------------------------------

Ratios and supplemental data
------------------------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                        $2,080       $1,848       $3,835       $3,817       $1,993       $4,043
------------------------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)               1.28*        2.57         2.40         2.60(d)      2.60(d)      2.18* (d)
------------------------------------------------------------------------------------------------------------------
Ratio of net investment loss
to average net assets (%)               (.60)*       (.40)       (1.37)        (.41)(d)     (.43)(d)     (.53)* (d)
------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%)                 46.64*      106.90       139.96       163.86       112.35       141.81
------------------------------------------------------------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Per share net investment loss has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through expense offset and brokerage service arrangements (Note 2).

(d) Reflects an expense limitation in effect during the period. As a result of such limitation, expenses reflect a reduction of 0.23%, 0.20% and 0.29% based on average net assets per class M share for the periods ended August 31, 1999, August 31, 1998 and August 31, 1997, respectively.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS Y
--------------------------------------------------------------
                                    Six months
                                       ended    For the period
Per-share                           February 28  May 1, 2001+
operating performance               (Unaudited)  to August 31
--------------------------------------------------------------
                                        2002         2001
--------------------------------------------------------------
Net asset value,
beginning of period                    $7.26        $7.87
--------------------------------------------------------------
Investment operations:
--------------------------------------------------------------
Net investment income (loss)(a)         (.02)         .01
--------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments               .95         (.62)
--------------------------------------------------------------
Total from
investment operations                    .93         (.61)
--------------------------------------------------------------
Less distributions:
--------------------------------------------------------------
From net
investment income                       (.05)          --
--------------------------------------------------------------
Total distributions                     (.05)          --
--------------------------------------------------------------
Net asset value,
end of period                          $8.14        $7.26
--------------------------------------------------------------
Total return at
net asset value (%)(b)                 12.84*       (7.75)*
--------------------------------------------------------------

Ratios and supplemental data
--------------------------------------------------------------
Net assets, end of period
(in thousands)                        $7,923       $7,016
--------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)                .90*         .61*
--------------------------------------------------------------
Ratio of net investment income (loss)
to average net assets (%)               (.23)*        .06*
--------------------------------------------------------------
Portfolio turnover (%)                 46.64*      106.90
--------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Per share net investment income (loss) has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through expense offset and brokerage service arrangements (Note 2).



NOTES TO FINANCIAL STATEMENTS
February 28, 2002 (Unaudited)

Note 1
Significant accounting policies

Putnam Emerging Markets Fund (the "fund") is one of a series of Putnam Investment Funds (the "trust") which is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The objective of the fund is to seek long-term capital appreciation by investing in common stocks and other equity securities of emerging market companies.

The fund offers class A, class B, class C, class M and class Y shares. Class A shares are sold with a maximum front-end sales charge of 5.75%. Class B shares, which convert to class A shares after approximately eight years, do not pay a front-end sales charge but pay a higher ongoing distribution fee than class A shares, and are subject to a contingent deferred sales charge, if those shares are redeemed within six years of purchase. Class C shares are subject to the same fees and expenses as class B shares, except that class C shares have a one-year 1.00% contingent deferred sales charge and do not convert to class A shares. Class M shares are sold with a maximum front-end sales charge of 3.50% and pay an ongoing distribution fee that is higher than class A shares but lower than class B and class C shares. Class Y shares, which are sold at net asset value, are generally subject to the same expenses as class A, class B, class C and class M shares, but do not bear a distribution fee. Class Y shares are sold to defined contribution plans that invest at least $150 million in a combination of Putnam funds and other accounts managed by affiliates of Putnam Investment Management, LLC ("Putnam Management"), the fund's manager, an indirect wholly-owned subsidiary of Putnam, LLC. A redemption fee of 1.00% of the total redemption amount will apply to any shares purchased after March 15, 2001 that are held for less than 90 days.

Expenses of the fund are borne pro-rata by the holders of each class of shares, except that each class bears expenses unique to that class (including the distribution fees applicable to such class). Each class votes as a class only with respect to its own distribution plan or other matters on which a class vote is required by law or determined by the Trustees. Shares of each class would receive their pro-rata share of the net assets of the fund, if the fund were liquidated. In addition, the Trustees declare separate dividends on each class of shares.

The following is a summary of significant accounting policies consistently followed by the fund in the preparation of its financial statements. The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

A) Security valuation Investments for which market quotations are readily available are stated at market value, which is determined using the last reported sales price on its principal exchange, or if no sales are reported -- as in the case of some securities traded over-the-counter -- the last reported bid price. Securities quoted in foreign currencies are translated into U.S. dollars at the current exchange rate. Short-term investments having remaining maturities of 60 days or less are stated at amortized cost, which approximates market value. Other investments, including restricted securities, are stated at fair value following procedures approved by the Trustees.

B) Joint trading account The fund may transfer uninvested cash balances, including cash collateral received under security lending arrangements, into a joint trading account along with the cash of other registered investment companies and certain other accounts managed by Putnam Management. These balances may be invested in one or more repurchase agreements and/or short-term money market instruments.

C) Repurchase agreements The fund, or any joint trading account, through its custodian, receives delivery of the underlying securities, the market value of which at the time of purchase is required to be in an amount at least equal to the resale price, including accrued interest. Collateral for certain tri-party repurchase agreements is held at the counterparty's custodian in a segregated account for the benefit of the fund and the counterparty. Putnam Management is responsible for determining that the value of these underlying securities is at all times at least equal to the resale price, including accrued interest.

D) Security transactions and related investment income Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Gains or losses on securities sold are determined on the identified cost basis.

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the fund is informed of the ex-dividend date. Non-cash dividends, if any, are recorded at the fair market value of the securities received.

E) Foreign currency translation The accounting records of the fund are maintained in U.S. dollars. The market value of foreign securities, currency holdings, and other assets and liabilities are recorded in the books and records of the fund after translation to U.S. dollars based on the exchange rates on that day. The cost of each security is determined using historical exchange rates. Income and withholding taxes are translated at prevailing exchange rates when accrued or incurred. The fund does not isolate that portion of realized or unrealized gains or losses resulting from changes in the foreign exchange rate on investments from fluctuations arising from changes in the market prices of the securities. Such gains and losses are included with the net realized and unrealized gain or loss on investments. Net realized gains and losses on foreign currency transactions represent net realized exchange gains or losses on closed forward currency contracts, disposition of foreign currencies and the difference between the amount of investment income and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent amounts actually received or paid. Net unrealized appreciation and depreciation of assets and liabilities in foreign currencies arise from changes in the value of open forward currency contracts and assets and liabilities other than investments at the period end, resulting from changes in the exchange rate. Investments in foreign securities involve certain risks, including those related to economic instability, unfavorable political developments, and currency fluctuations, not present with domestic investments.

The fund may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on either income or gain earned or repatriated. The fund accrues and applies such taxes to net investment income, net realized gains and net unrealized gains as income and/or capital gains are earned.

F) Forward currency contracts The fund may engage in forward currency contracts, which are agreements between two parties to buy and sell currencies at a set price on a future date. These contracts are used to protect against a decline in value relative to the U.S. dollar of the currencies in which its portfolio securities are denominated or quoted (or an increase in the value of a currency in which securities a fund intends to buy are denominated, when a fund holds cash reserves and short-term investments). The U.S. dollar value of forward currency contracts is determined using current forward currency exchange rates supplied by a quotation service. The market value of the contract will fluctuate with changes in currency exchange rates. The contract is "marked-to-market" daily and the change in market value is recorded as an unrealized gain or loss. When the contract is closed, the fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. The fund could be exposed to risk if the value of the currency changes unfavorably, if the counterparties to the contracts are unable to meet the terms of their contracts or if the fund is unable to enter into a closing position.

G) Security lending The fund may lend securities, through its agent Citibank N.A., to qualified borrowers in order to earn additional income. The loans are collateralized by cash and/or securities in an amount at least equal to the market value of the securities loaned. The market value of securities loaned is determined daily and any additional required collateral is allocated to the fund on the next business day. The risk of borrower default will be borne by Citibank N.A., the fund will bear the risk of loss with respect to the investment of the cash collateral. Income from securities lending is included in investment income on the Statement of operations. At February 28, 2002, the value of securities loaned amounted to $4,647,955. The fund received cash collateral of $4,891,352, which is pooled with collateral of other Putnam funds into 31 issuers of high-grade short-term investments.

H) Line of credit The fund has entered into a committed line of credit with certain banks. This line of credit agreement includes restrictions that the fund maintains an asset coverage ratio of at least 300% and borrowings must not exceed prospectus limitations. For the six months ended February 28, 2002, the fund had no borrowings against the line of credit.

I) Federal taxes It is the policy of the fund to distribute all of its taxable income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code applicable to regulated investment companies. It is also the intention of the fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code of 1986, as amended. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation on securities held nor for excise tax on income and capital gains.

At August 31, 2001, the fund had a capital loss carryover of approximately $28,067,000 available to the extent allowed by tax law to offset future capital gains, if any. The amount of the carryover and the expiration dates are:

Loss Carryover    Expiration
--------------    ------------------
   $   494,000    August 31, 2006
    25,247,000    August 31, 2007
     2,326,000    August 31, 2009

J) Distribution to shareholders Distributions to shareholders from net investment income are recorded by the fund on the ex-dividend date. Distributions from capital gains, if any, are recorded on the ex-dividend date and paid at least annually. The amount and character of income and gains to be distributed are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. Reclassifications are made to the fund's capital accounts to reflect income and gains available for distribution (or available capital loss carryovers) under income tax regulations.

K) Expenses of the trust Expenses directly charged or attributable to any fund will be paid from the assets of that fund. Generally, expenses of the trust will be allocated among and charged to the assets of each fund on a basis that the Trustees deem fair and equitable, which may be based on the relative assets of each fund or the nature of the services performed and relative applicability to each fund.

Note 2
Management fee, administrative
services and other transactions

Compensation of Putnam Management, for management and investment advisory services is paid quarterly based on the average net assets of the fund. Such fee is based on the following annual rates: 1.00% of the first $500 million of average net assets, 0.90% of the next $500 million, 0.85% of the next $500 million, 0.80% of the next $5 billion, 0.775% of the next $5 billion, 0.755% of the next $5 billion, 0.74% of the next $5 billion and 0.73% thereafter.

The fund reimburses Putnam Management an allocated amount for the compensation and related expenses of certain officers of the fund and their staff who provide administrative services to the fund. The aggregate amount of all such reimbursements is determined annually by the Trustees.

Custodial functions for the fund's assets are provided by Putnam
Fiduciary Trust Company (PFTC), a wholly-owned subsidiary of Putnam, LLC. Investor servicing agent functions are provided by Putnam Investor Services, a division of PFTC.

Under the subcustodian contract between the subcustodian bank and PFTC, the subcustodian bank has a lien on the securities of the fund to the extent permitted by the fund's investment restrictions to cover any advances made by the subcustodian bank for the settlement of securities purchased by the fund. At February 28, 2002, the payable to the subcustodian bank represents the amount due for cash advance for the settlement of a security purchased.

The fund has entered into an arrangement with PFTC whereby credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's expenses. The fund also reduced expenses through brokerage service arrangements. For the six months ended February 28, 2002, the fund's expenses were reduced by $57,566 under these arrangements.

Each independent Trustee of the fund receives an annual Trustee fee, of which $554 has been allocated to the fund, and an additional fee for each Trustees meeting attended. Trustees receive additional fees for attendance at certain committee meetings.

The fund has adopted a Trustee Fee Deferral Plan (the "Deferral Plan") which allows the Trustees to defer the receipt of all or a portion of Trustees Fees payable on or after July 1, 1995. The deferred fees remain invested in certain Putnam funds until distribution in accordance with the Deferral Plan.

The fund has adopted an unfunded noncontributory defined benefit pension plan (the "Pension Plan") covering all Trustees of the fund who have served as a Trustee for at least five years. Benefits under the Pension Plan are equal to 50% of the Trustee's average total retainer and meeting fees for the three years preceding retirement. Pension expense for the fund is included in Compensation of Trustees in the Statement of operations. Accrued pension liability is included in Payable for compensation of Trustees in the Statement of assets and liabilities.

The fund has adopted distribution plans (the "Plans") with respect to its class A, class B, class C and class M shares pursuant to Rule 12b-1 under the Investment Company Act of 1940. The purpose of the Plans is to compensate Putnam Retail Management, a wholly-owned subsidiary of Putnam, LLC and Putnam Retail Management GP, Inc. for services provided and expenses incurred by it in distributing shares of the fund. The Plans provide for payments by the fund to Putnam Retail Management at an annual rate up to 0.35%, 1.00%, 1.00% and 1.00% of the average net assets attributable to class A, class B, class C and class M shares, respectively. The Trustees have approved payment by the fund at an annual rate of 0.25%, 1.00%, 1.00% and 0.75% of the average net assets attributable to class A, class B, class C and class M shares, respectively.

For the six months ended February 28, 2002, Putnam Retail Management, acting as underwriter received net commissions of $7,989 and $74 from the sale of class A and class M shares, respectively, and received $33,858 and $55 in contingent deferred sales charges from redemptions of class B and class C shares, respectively. A deferred sales charge of up to 1.00% and 0.65% is assessed on certain redemptions of class A and class M shares, respectively. For the six months ended February 28, 2002, Putnam Retail Management, acting as underwriter received $752 and no monies on class A and class M redemptions, respectively

Note 3
Purchases and sales of securities

During the six months ended February 28, 2002, cost of purchases and proceeds from sales of investment securities other than short-term investments aggregated $40,303,163 and $40,287,293, respectively. There were no purchases and sales of U.S. government obligations.

Note 4
Capital shares

At February 28, 2002, there was an unlimited number of shares of beneficial interest authorized. Transactions in capital shares were as follows:

                                        Six months ended February 28, 2002
---------------------------------------------------------------------------
Class A                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  1,332,705        $ 10,069,683
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                   21,644             161,678
---------------------------------------------------------------------------
                                             1,354,349          10,231,361

Shares
repurchased                                 (1,457,480)        (10,544,474)
---------------------------------------------------------------------------
Net decrease                                  (103,131)       $   (313,113)
---------------------------------------------------------------------------

                                                Year ended August 31, 2001
---------------------------------------------------------------------------
Class A                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  7,613,668        $ 64,826,538
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                       --                  --
---------------------------------------------------------------------------
                                             7,613,668          64,826,538

Shares
repurchased                                 (8,822,394)        (74,546,115)
---------------------------------------------------------------------------
Net decrease                                (1,208,726)       $ (9,719,577)
---------------------------------------------------------------------------

                                        Six months ended February 28, 2002
---------------------------------------------------------------------------
Class B                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                    545,399         $ 4,109,407
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                       --                  --
---------------------------------------------------------------------------
                                               545,399           4,109,407

Shares
repurchased                                   (732,990)         (5,053,263)
---------------------------------------------------------------------------
Net decrease                                  (187,591)        $  (943,856)
---------------------------------------------------------------------------

                                                Year ended August 31, 2001
---------------------------------------------------------------------------
Class B                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  1,712,536        $ 14,303,317
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                       --                  --
---------------------------------------------------------------------------
                                             1,712,536          14,303,317

Shares
repurchased                                 (2,204,059)        (17,739,608)
---------------------------------------------------------------------------
Net decrease                                  (491,523)       $ (3,436,291)
---------------------------------------------------------------------------

                                        Six months ended February 28, 2002
---------------------------------------------------------------------------
Class C                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                     87,809         $   649,631
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                       --                  --
---------------------------------------------------------------------------
                                                87,809             649,631

Shares
repurchased                                   (153,816)         (1,068,406)
---------------------------------------------------------------------------
Net decrease                                   (66,007)        $  (418,775)
---------------------------------------------------------------------------

                                                Year ended August 31, 2001
---------------------------------------------------------------------------
Class C                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                    391,413         $ 3,283,948
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                       --                  --
---------------------------------------------------------------------------
                                               391,413           3,283,948

Shares
repurchased                                   (502,053)         (3,917,789)
---------------------------------------------------------------------------
Net decrease                                  (110,640)        $  (633,841)
---------------------------------------------------------------------------

                                        Six months ended February 28, 2002
---------------------------------------------------------------------------
Class M                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                     46,769           $ 358,079
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                       --                  --
---------------------------------------------------------------------------
                                                46,769             358,079

Shares
repurchased                                    (46,759)           (322,167)
---------------------------------------------------------------------------
Net increase                                        10           $  35,912
---------------------------------------------------------------------------

                                                Year ended August 31, 2001
---------------------------------------------------------------------------
Class M                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                    143,987         $ 1,206,915
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                       --                  --
---------------------------------------------------------------------------
                                               143,987           1,206,915

Shares
repurchased                                   (248,249)         (1,985,506)
---------------------------------------------------------------------------
Net decrease                                  (104,262)        $  (778,591)
---------------------------------------------------------------------------

                                        Six months ended February 28, 2002
---------------------------------------------------------------------------
Class Y                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                    546,733         $ 4,133,322
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                    6,454              48,146
---------------------------------------------------------------------------
                                               553,187           4,181,468

Shares
repurchased                                   (547,144)         (4,166,883)
---------------------------------------------------------------------------
Net increase                                     6,043         $    14,585
---------------------------------------------------------------------------

                                                For the period May 1, 2001
                                              (commencement of operations)
                                                        to August 31, 2001
---------------------------------------------------------------------------
Class Y                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  1,127,616         $ 8,849,889
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                       --                  --
---------------------------------------------------------------------------
                                             1,127,616           8,849,889
Shares
repurchased                                   (160,734)         (1,278,179)
---------------------------------------------------------------------------
Net increase                                   966,882         $ 7,571,710
---------------------------------------------------------------------------

Note 5
Actions by Trustees

On March 15, 2002, the Trustees approved, in principle, the merger of Putnam Emerging Markets Fund into Putnam International Growth Fund. The transaction is scheduled to occur in later 2002. It is subject to a number of conditions and there is no guarantee it will occur.


SERVICES FOR SHAREHOLDERS

HELP YOUR INVESTMENT GROW

Set up a program for systematic investing with as little as $25 a month from a Putnam fund or from your own savings or checking account.
(Regular investing does not guarantee a profit or protect against loss in a declining market.)

SWITCH FUNDS EASILY

You can move money from one Putnam fund to another within the same class of shares without a service charge. (This privilege is subject to change or termination.)

ACCESS YOUR MONEY EASILY

You can have checks sent regularly or redeem shares any business day at the then-current net asset value, which may be more or less than the original cost of the shares. Class B and class C shares carry a sales charge that is applied to certain withdrawals.

HOW TO BUY ADDITIONAL SHARES

You may buy shares through your financial advisor or directly from Putnam. To open an account by mail, send a check made payable to the name of the fund along with a completed fund application. To add to an existing account, complete the investment slip found at the top of your Confirmation of Activity statement and return it with a check payable to your fund.

VISIT US AT WWW.PUTNAMINVESTMENTS.COM

A secure section of our Web site contains complete information on your account, including balances and transactions, updated daily. You may also conduct transactions, such as exchanges, additional investments, and address changes. Log on today to get your password.

USE OUR TOLL-FREE NUMBER

1-800-225-1581 Ask a helpful Putnam representative or your financial advisor for details about any of these or other services, or see your prospectus.


VISIT WWW.PUTNAMINVESTMENTS.COM

Get up-to-date information about your funds, learn more about investing and retirement planning, and access news and economic outlooks from Putnam's Web site. The site features:

* Secure access (with your Social Security number and password) to your account with all of your information, including a record of your balances and transactions, updated daily.

* On-line transactions, such as exchanges, additional investments, and address changes.

* Complete fund information, daily pricing, and long-term performance.

* Instant access to your quarterly statements, and annual and semiannual fund reports.

You can also read economic commentary from Putnam senior economic advisor Dr. Robert Goodman, use our glossary to decode investment terms, get our update on the markets, and much more.

New enhancements are added to the site regularly. Bookmark us at

WWW.PUTNAMINVESTMENTS.COM


PUTNAM IS A LEADER IN GLOBAL MONEY MANAGEMENT

Putnam Investments traces its heritage to the early 19th century when ship captains hired trustees to manage their money while they were away at sea. In a landmark 1830 decision that involved one such trustee, Massachusetts Supreme Judicial Court Justice Samuel Putnam established The Prudent Man Rule, a legal foundation for responsible money management. In 1937, his great-great grandson founded Putnam with The George Putnam Fund of Boston, the first fund to offer a balanced portfolio of stocks and bonds. Today, Putnam Investments is one of the largest investment management firms in the world, and this balanced approach remains the foundation of everything we do.

With more than 60 years of experience, Putnam now has over $339 billion in assets under management, 124 mutual funds, over 14 million shareholder accounts, and nearly 3,000 institutional and 401(k) clients.

We're one of the largest mutual fund companies in the United States.

Putnam has won the DALBAR award for service ten times in the past eleven years. Putnam offers products in every investment category, including growth, value, and blend as well as international and fixed-income.

Teamwork is a cornerstone of Putnam's investment philosophy. Our funds are managed by teams in a collaborative environment that promotes an active exchange of information.

Putnam's disciplined investment philosophy is based on style consistency. We aim for less volatility over the short term and strong, consistent performance over time. Our truth in labeling approach ensures that we adhere to every fund's stated objective, style, and risk positioning.

We are committed to the role of the financial advisor, who continually provides sound, sensible guidance, information, and expertise to help investors reach their financial goals.


FUND INFORMATION

ABOUT PUTNAM INVESTMENTS

One of the largest mutual fund families in the United States, Putnam Investments has a heritage of investment leadership dating back to Judge Samuel Putnam, whose Prudent Man Rule has defined fiduciary tradition and practice since 1830. Founded 65 years ago, Putnam Investments was built around the concept that a balance between risk and reward is the hallmark of a well-rounded financial program. We presently manage over 100 mutual funds in growth, value, blend, fixed income, and international.

INVESTMENT MANAGER

Putnam Investment Management, LLC
One Post Office Square
Boston, MA 02109

MARKETING SERVICES

Putnam Retail Management
One Post Office Square
Boston, MA 02109

CUSTODIAN

Putnam Fiduciary Trust Company

LEGAL COUNSEL

Ropes & Gray

TRUSTEES

John A. Hill, Chairman
Jameson Adkins Baxter
Charles B. Curtis
Ronald J. Jackson
Paul L. Joskow
Elizabeth T. Kennan
Lawrence J. Lasser
John H. Mullin III
Robert E. Patterson
George Putnam, III
A.J.C. Smith
W. Thomas Stephens
W. Nicholas Thorndike

OFFICERS

George Putnam, III
President

Charles E. Porter
Executive Vice President and Treasurer

Patricia C. Flaherty
Senior Vice President

Lawrence J. Lasser
Vice President

Gordon H. Silver
Vice President

Ian C. Ferguson
Vice President

Brett C. Browchuk
Vice President

Stephen Oristaglio
Vice President

Justin Scott
Vice President

Richard A. Monaghan
Vice President

Michael T. Healy
Vice President

Richard G. Leibovitch
Vice President

John R. Verani
Vice President


This report is for the information of shareholders of Putnam Emerging Markets Fund. It may also be used as sales literature when preceded or accompanied by the current prospectus, which gives details of sales charges, investment objectives, and operating policies of the fund, and the most recent copy of Putnam's Quarterly Performance Summary and Putnam's Quarterly Ranking Summary. For more information or to request a prospectus, call toll free: 1-800-225-1581. The fund's Statement of Additional Information contains additional information about the fund's Trustees and is available without charge upon request by calling 1-800-225-1581.

Visit www.putnaminvestments.com or call a representative at 1-800-225-1581.

NOT FDIC INSURED, MAY LOSE VALUE, NO BANK GUARANTEE


[LOGO OMITTED]

PUTNAM INVESTMENTS

The Putnam Funds
One Post Office Square
Boston, Massachusetts 02109

---------------------
PRSRT STD
U.S. POSTAGE PAID
PUTNAM
INVESTMENTS
---------------------

For account balances, economic forecasts, and the latest on Putnam funds, visit www.putnaminvestments.com


SA004-79263  2AY/2CK/2CL  4/02



PUTNAM INVESTMENTS

[SCALE LOGO OMITTED]

-------------------------------------------------------------------------------

Putnam Emerging Markets Fund
Supplement to Semiannual Report dated 2/28/02

The following information has been prepared to provide class Y shareholders with a performance overview specific to their holdings. Class Y shares are offered exclusively to clients that meet the eligibility requirements specified in the fund's prospectus for such shares. Performance of class Y shares, which incur neither a front-end load, distribution fee, nor contingent deferred sales charge, will differ from performance of class A, B, C, and M shares, which are discussed more extensively in the semiannual report.

SEMIANNUAL RESULTS AT A GLANCE

-------------------------------------------------------------------------------

Total return for periods ended 2/28/02

                                                               NAV
6 months                                                     12.84%
1 year                                                       -0.46
5 years                                                     -26.13
Annual average                                               -5.88
Life of fund (since class A inception, 12/28/95)              1.52
Annual average                                                0.24

Share value:                                                   NAV

8/31/01                                                      $7.26
2/28/02                                                      $8.14

-------------------------------------------------------------------------------

Distributions:       No.      Income       Capital gains      Total

                     1        $0.048            --            $0.048
-------------------------------------------------------------------------------

Please note that past performance is not indicative of future results. More recent returns may be more or less than those shown. Returns shown for class Y shares for periods prior to their inception are derived from the historical performance of class A shares, and are not adjusted to reflect the initial sales charge currently applicable to class A shares. These returns have not been adjusted to reflect differences in operating expenses which, for class Y shares, typically are lower than the operating expenses applicable to class A shares. All returns assume reinvestment of distributions at net asset value. Investment return and principal value will fluctuate so your shares, when redeemed, may be worth more or less than their original cost. See full report for information on comparative benchmarks. If you have questions, please consult your fund prospectus or call Putnam toll free at 1-800-752-9894.